                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                       -------------------
                                                         SEC FILE NUMBER
                                                             0-22802
                                                       -------------------

                                                       -------------------
                                                          CUSIP NUMBERS
                                                           100578 10 3
                                                           100578 AA 1
                                                           100578 AB 9
                                                           100578 AC 7
                                                       -------------------


[X] Form 10-K and Form 10-KSB   [_] Form 11-K   [_] Form 20-F   [_] Form 10-Q
and Form 10-QSB   [_] Form N-SAR

    For Period Ended:      December 26, 1999
                           -----------------

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

    For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________
____________________________________________________________________________


                        Part I--Registrant Information.

Full Name of Registrant:       BOSTON CHICKEN, INC.
                          --------------------------------------------------

Former Name if Applicable:     Not Applicable
                          --------------------------------------------------

Address of Principal Executive Office:

                           14123 Denver West Parkway
----------------------------------------------------------------------------
                              (Street and Number)

                         Golden, Colorado  80401-4026
----------------------------------------------------------------------------
                          (City, State and Zip Code)

                       Part II--Rules 12b-25 (b) and (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [_] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              Part III--Narrative

    State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed):

                               See Attachment A
                               ----------------


                          Part IV--Other Information

    (1) Name and telephone number of person to contact in regard to this notification:

Amy S. Powers, Sr. Vice President & General Counsel        (303)           216-5772
-------------------------------------------------------------------------------------------
                         (Name)                         (Area Code)   (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                       [_] Yes   [X] No

     Annual Report on Form 10-K for fiscal year ended
          December 27, 1998

     Quarterly Reports on Form 10-Q for the quarters ended
          April 18, 1999, July 11, 1999 and October 3, 1999

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X] Yes   [_] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               See Attachment B
                               ----------------

                             BOSTON CHICKEN, INC.
-------------------------------------------------------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 30, 2000              By:            /s/ Greg Uhing
     --------------------              ----------------------------------------
                                                     Greg Uhing
                                              Senior Vice President and
                                               Chief Financial Officer

INSTRUCTION: The form must be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 Attachment A
                                 ------------

     As previously reported in the Company's Current Reports on Form 8-K dated January 6, 2000 and January 13, 2000, the joint Plan of Reorganization of the Company and its Boston-Market related subsidiaries, as debtors in possession ("Debtors"), and related Disclosure Statement were filed with the U.S. Bankruptcy Court, District of Arizona, which has jurisdiction over the Debtors' chapter 11 cases originally filed in October 1998. The basis of the Plan of Reorganization is the previously announced asset purchase agreement dated November 30, 1999 (the "Asset Purchase Agreement") among the Debtors, as Sellers, Golden Restaurant Operations, Inc. ("GRO"), a wholly-owned subsidiary of McDonald's Corporation ("McDonald's"), as Buyer, and McDonald's, as guarantor of certain of GRO's obligations under the Asset Purchase Agreement. Under the terms of the Asset Purchase Agreement, GRO will purchase substantially all of the assets of the Debtors and assume certain liabilities of the Debtors for an aggregate consideration of approximately $173.5 million. Assets of the Debtors not purchased by GRO will be transferred to a Plan Trust for the benefit of creditors.

     Under the terms of the filed Plan of Reorganization, after payment of bankruptcy administrative expenses and payment of claims entitled to priority under the Bankruptcy Code, the Debtors' senior secured creditors will receive substantially less than the aggregate face value of their loans to the Company. Holders of the Debtors' equity securities and holders of any claims arising out of the purchase of the Debtors' debt and equity securities will receive no distributions under the proposed Plan of Reorganization. In addition, it is extremely unlikely that holders of the Company's convertible subordinated debt securities will receive any distributions under the Plan of Reorganization. A number of objections to the Plan of Reorganization have been filed with the Bankruptcy Court, including by the Official Committee of Unsecured Creditors, and a preliminary confirmation hearing has been scheduled for April 4, 2000 in Courtroom No. 6, 10th floor, 2929 North Central Avenue, Phoenix, Arizona. All court filings in connection with the Debtors' chapter 11 cases, including the Plan of Reorganization and related Disclosure Statement can be accessed on the Internet at http://ecf.azb.uscourts.gov.

     Also as previously reported, PricewaterhouseCoopers, LLP ("PWC"), the Company's independent auditors, advised the Company that absent sufficient competent evidential matter to support both the appropriateness of certain historical accounting methods and principles and the reasonableness of certain historical assumptions in reporting certain estimates, PWC would not be able to opine on the Company's 1998 cash flow or income statements. PWC did opine on the Company's 1998 consolidated balance sheet and released its audit opinion in January 2000. The 1998 balance sheet and notes thereto, as well as a copy of PWC's opinion related to the balance sheet, were filed as Exhibit B to the joint Plan of Reorganization and related Disclosure Statement.


                          FORWARD LOOKING STATEMENTS

Certain statements in this Form 12b-25 may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the Debtors' and their stores to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The success of the Boston Market system generally is dependent upon, among other things, approval by the Bankruptcy Court of the proposed Plan of Reorganization and consummation of the Asset Purchase Agreement. Likewise, all forward-looking statements relating to the Plan of Reorganization and the Asset Purchase Agreement are subject to such approval and consummation. There can be no assurance that such approval will be obtained or that such consummation will occur.

                                 Attachment B
                                 ------------

     The Company's year-end 1998 results reflected a net loss, which included charges for Boston Market store closings and impairments, restructuring the Company's 1996 master lease facility and the write-off of certain assets of Progressive Food Concepts, Inc., a wholly owned subsidiary of the Company. The Company expects a net loss for year end 1999, but does not expect any material non-recurring charges except for bankruptcy-related matters. For information regarding Einstein/Noah Bagel Corp. ("ENBC"), a majority owned subsidiary of the Company, see ENBC's Annual Report on Form 10-K for fiscal year ended December 26, 1999 (the "ENBC Form 10-K"). ENBC and its independent auditors have stated in the ENBC Form 10-K that there is substantial doubt about ENBC's ability to continue as a going concern.